Exhibit 13 (a)
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Lihir Gold Limited (the “Company”) on Form 20-F for the year ended December 31, 2006 to be filed with the Securities and Exchange Commission on or about April 16, 2007 (the “Report”), I , Arthur Hood, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:
1.	The Report fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.
Arthur Hood
Chief Executive Officer
April 13, 2007